Exhibit 99.1

BATTLE MOUNTAIN GOLD INC.

300 – 1055 West Hasting Street, Vancouver, B.C. V6E 2E9 Canada	T. 604.331.8772 F. 604.684.6024

This press release does not constitute an offer of securities for sale in the United States and no securities may be offered or sold in the United States absent registration under the Securities Act of 1933 of an exemption from registration.

BATTLE MOUNTAIN GOLD INC. ANNOUNCES CLOSING OF REVERSE TAKEOVER TRANSACTION

Vancouver, British Columbia - May 14, 2014 – Battle Mountain Gold Inc. (formerly Madison Minerals Inc.) (the “Company”) (TSX-V: BMG) is pleased to announce that it has completed its reverse takeover transaction (the “Transaction”), as previously announced in press releases dated March 13, 2014, April 22, 2014 and April 30, 2014 and as more particularly described in its information circular dated March 13, 2014 (the “Information Circular”), all of which are available on SEDAR at www.sedar.com under the Company’s profile. The Company has received final approval of the TSX Venture Exchange (the “Exchange”) for the Transaction.

Name and Stock Symbol

In connection with closing of the Transaction, the Company changed its name from “Madison Minerals Inc.” to “Battle Mountain Gold Inc.”, and the Company’s wholly-owned subsidiary (the “Subsidiary”) changed its name from “Battle Mountain Gold Inc.” to “BMG Mining Inc.”

The common shares of the Company are expected to resume trading on the Exchange when the market opens on May 14, 2014 under the new stock symbol “BMG”.

Transaction

Prior to the completion of the Transaction, the Company completed a number of shares for debt transactions. The Company issued an aggregate of 3,258,820 common shares (pre-consolidation) at a deemed price of C$0.05 per share to certain creditors in settlement for an aggregate of C$162,941 owing by the Company to such creditors, which comprised of certain directors of the Company at the time and a law firm. The Company also consolidated its issued and outstanding securities on a four to one basis prior to completion of the Transaction.

The Transaction was completed by way of a share exchange agreement. Pursuant to the share exchange agreement, the Company acquired all of the outstanding securities of the Subsidiary from former security holders of the Subsidiary in exchange for securities of the Company on a one for one basis.

The Transaction resulted in the reverse takeover of the Company by former shareholders of the Subsidiary and in the Subsidiary becoming a wholly-owned subsidiary of the Company.

Phoenix Joint Venture and Lewis Property

The effect of the Transaction is that the Company, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc., holds a 60% participating interest in the Phoenix Joint Venture and through the Subsidiary’s wholly owned US subsidiary, Battle Mountain Gold (USA) Inc., holds the option (the “Option”) to acquire the remaining 40% participating interest in the Phoenix Joint Venture from Nevada Royalty Corp. (“NRC”). The Phoenix Joint Venture holds a 100% interest in the Lewis Property. The Lewis Property is a mining property located in Lander County, Nevada, USA. Further information on the Lewis Property can be found in the Company’s NI 43-101 technical report which is available on SEDAR and entitled “Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA”, dated March 13, 2014, prepared by APEX Geoscience Ltd.

To date, the Company, through its Subsidiary, has paid C$100,000 in cash and issued 2,000,000 common shares at C$0.15 per share in order to keep the Option in good standing. In order to exercise the Option, the Subsidiary is required to make a payment (the “Final Payment”) to NRC of C$1,600,000 in either cash or publicly traded shares at the sole option of the Subsidiary by October 13, 2015 except that the due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Subsidiary or its US subsidiary, having raised an aggregate total of more than C$10,000,000.

On April 21, 2014, NRC provided notice to the Subsidiary and its US subsidiary that NRC has assigned the cash receivables owing from the Subsidiary or its US subsidiary to NRC under the Option agreement to Golden Predator US Holding Corp. (“Golden Predator”, NRC’s parent company).

Once the Final Payment is made to Golden Predator, the Company will have a 100% interest in the Phoenix Joint Venture and therefore a 100% interest in the Lewis Property.

Capitalization

Upon closing of the Transaction there were 26,461,386 common shares of the Company issued and outstanding on an undiluted basis, of which 41.7% represents shares held by shareholders of the Company prior to closing of the Transaction and approximately 58.3% represents shares held by former shareholders of the Subsidiary. A total of 703,397 shares representing approximately 2.7% of the outstanding shares, are subject to value security escrow restrictions and will be released in stages over 36 months as to 10% on the date of the final Exchange bulletin, and as to 15% every 6 months thereafter. A total of 1,050,000 shares representing approximately 4.0% of the outstanding shares, are subject to surplus security escrow restrictions and will be released in stages over 36 months as to 5% on the date of the final Exchange bulletin, 5% six months thereafter, 10% 12 months thereafter, 10% 18 months thereafter, 15% 24 months thereafter, 15% 30 months thereafter and 40% 36 months thereafter. A total of 4,500,000 shares representing approximately 17% of the outstanding shares are subject to seed share restrictions and will be released in stages over four months as to 20% on the date of the final Exchange bulletin and 20% every one month thereafter. Please see the Information Circular for additional details regarding capitalization of the Company.

Directors and Officers

The directors and officers of the Company upon closing of the Transaction are as follows:

Chet Idziszek – President, Chief Executive Officer and Director
Ian Brown – Chief Financial Officer and Corporate Secretary
Larry Kornze – Director
Steven Garwin – Director

Additional information regarding the directors and officers is available in the Information Circular.

For further information, please contact Chet Idziszek by telephone at (604) 331-8772.

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company's objectives, goals or future plans and the business and operations of the Company following the completion of the Transaction. Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; delay or failure to receive board, shareholder or regulatory approvals; those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com; and other matters discussed in this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.